ENTREE ACQUISITION CORPORATION
                 215 Apolena Avenue
           Newport Beach, California 92662
                     ----------
             Email:  CassidyLaw@aol.com



Telephone: 202/387-5400              Fax:  949/673-4525

                    October 5, 2012


                                     October 5, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

          Re: Entree Acquisition Corporation
              Registration Statement on Form 10
              File No. 000-54720

To the Securities and Exchange Commission:

     Gumtree Acquisition Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form 10(the "Registration Statement"). In regard to the Registration Statement, the Company and its management acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                ENTREE ACQUISITION CORPORATION


                                By: James M. Cassidy